

Mail Stop 3561

February 23, 2010

Peter Gilcud
President, Chief Executive Officer and Chairman
Green Star Alternative Energy, Inc.
1660 Hotel Circle North, Suite 207
San Diego, California 92108

      Re: Green Star Alternative Energy, Inc.
              Amendment No. 2 to Form 10-12G
              Filed January 25, 2010
              Form 10-Q for the period ended June 30, 2009
              Filed August 13, 2009
              Form 10-Q/A for the period September 30, 2009
              Filed February 11, 2010
              File No. 000-53627

Dear Mr. Gilcud:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Based on your Form 8-K dated January 28, 2010, please update your filing to reflect the stock dividend equal to three additional shares of the Company's common stock for every four shares of the Company's common stock outstanding. For example, Item 4 should reflect the increase in security ownership as a result of the stock dividend. Also disclose the purpose of this stock dividend.

2. We note that some information on your website is inconsistent with the information provided in this filing. For example, in the strategic plan and investor brochure posted on your website you project revenues and income in excess of $100 million in 2013, yet you disclose in this filing that you have no revenues or operations. We also note that you have posted an updated research report issued on the company by Market Advisors, Inc. with "price target and fundamentals [that] are concise with the previous report 'Fundamental Analysis for Today's Investments.'" It is suggested that consideration be given to revising the content of your website so that material information about your company is consistent with the information in your EDGAR filings or to omit all inappropriate disclosures from your website.

3. We note your response to comment 4 in our letter dated July 27, 2009. Please reconcile the information contained in your response with your disclosure, or advise. For example, you refer to Onyx Consulting Group in your response but not in the disclosure. Please also discuss your relationship, if any, with Del Mar Corporate Communications LLC.

Item 1. Description of Business, page 4

Reassessment and New Business, page 4

4. As reflected in Note 9 to your financial statements, please clarify that on December 12, 2008, the Company entered into a joint venture agreement with Notos and Sirius Regulus, yet there has been no further actions on this proposal.

5. We note that Notos entered into a confidentiality agreement with Gamesa on June 23, 2009. Please disclose whether there has been any other activity related to Gamesa or this agreement following its execution, other than discussions.

6. We note your response to comment 8 in our letter dated July 27, 2009. As requested, please also discuss Mr. Andric's relationship with Sirius.

7. We note your response to comment 13 in our letter dated July 27, 2009. Please provide the report.

8. We note your response to comment 17 in our letter dated July 27, 2009. Please disclose the information contained in your response.

Implementation of Our Business Plan, page 11

9. We note your added disclosure regarding Electrawinds. Please describe this
    collaboration agreement in greater detail. Also, we do not see this agreement
    filed as an exhibit, although you stated in response to comment 2 in our letter
    dated July 27, 2009 that it has been filed. Disclose whether any actions have been
    taken following the execution of this agreement, other than discussions.

Item 1A. Risk Factors, page 15

Uncertainties & Lack of Revenues & Likelihood of Continued Uncertainty, page 16

10. We note your response to comment 21 in our letter dated July 27, 2009 and we
    reissue the comment in part. Please revise your statement "[you] have expended
    substantial resources to implements [sic] our strategy…" to clarify what resources
    you have expended.

Item 2. Financial Information, page 25

Fiscal Year Ending December 31, 2008 vs. Fiscal Year Ending December 31, 2007, page
26

11. We reviewed your revisions in response to comment 23 in our letter dated July
    27, 2009 and we re-issue part of our previous comment   Please revise your
    discussion to reflect the increase in the weighted average number of shares
    outstanding as a result of the 5 to 1 forward stock split for fiscal 2007 and revise
    loss per share calculation.

Management's Discussion and Analysis or Plan of Operation, page 26

12. We note your response to comment 24 in our letter dated July 27, 2009 and we
    reissue the comment. As the $7,200,000 appears to be the amount necessary for
    capital expenditures, please explain how you intend to fund all other expenses of
    the company, such as the $60,000 per month you refer to on page 22.

13. We note your response to comment 25 in our letter dated July 27, 2009. Please
    disclose the information contained in your response in this section of the filing.

14. We note your response to comment 26 in our letter dated July 27, 2009. Please
    reconcile the information contained in your response with the disclosure under
    number 2 on page 27.

15. We note your response to comment 27 in our letter dated July 27, 2009, however,
    we do not see the disclosure. Please revise or advise.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 32

16. We note your disclosure that Mr. Gilcud was elected to serve as the Company's President, Chief Executive Officer and Chairman following the resignation of Miodrag Andric. Please revise the table in this section accordingly.

17. We note your response to comment 30 in our letter dated July 27, 2009 and we reissue the comment. Please include De Castro Investments, Inc. in Mr. De Castro's biography, or advise.

Item 15. Financial Statements and Exhibits, page 42

General

18. Please update the financial statements to comply with Rule 8-08 of Regulation S-X. Please also update management's discussion and analysis or plan of operations and other information throughout the registration statement accordingly.

19. Please ensure that changes in your capital structure related to your January 28, 2010 stock dividend are retroactively reflected in the financial statements and cross-referenced to a footnote which discloses the change made and the date the change became effective. Refer to SAB Topic 4:C.

20. We note your response to comment 41 in our letter dated July 27, 2009 and we reissue the comment. Please list separately all financial statements filed as part of the registration statement as required by Item 15 of Form 10.

Form 10-Q for the period ended June 30, 2009

21. Please tell us when you plan to file the amended Form 10-Q for the period ended June 30, 2009.

22. In your amended filing please ensure your restatement footnote discloses all the reasons for the various adjustments to the restated financial statements such as changes in total liabilities and administrative expenses noted in Note 10 on page F-20 of Amendment number 2 to Form 10/A.

<u>Form 10-Q for the period ended June 30, 2009 and Form 10-Q/A for the period ended
September 30, 2009</u>

<u>Exhibits 31.1 and 31.2. Certifications</u>

23. The certifications must correspond exactly to those set forth in Item 601(b)(31) of
Regulation S-K. In this regard, in the introductory paragraph, you should not
include the title of the officers. In paragraphs 4 and 5, you should refer to
"registrant" instead of "small business issuer." Please revise the certifications.

******

As appropriate, please amend your filings in response to these comments. Please
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your response to our comments and page
numbers of the amendments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendments and responses to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his
absence, James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you
have questions regarding comments on the financial statements and related matters.
Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal
Branch Chief, at (202) 551-3264, or me, at (202) 551-3725, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: William Aul, Esq.
    Via facsimile (619) 542-0555